UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Mario Pani No. 100
Col. Santa Fe Cuajimalpa
Delegación Cuajimalpa
México, D.F. 03348

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

 2013 SECOND-QUARTER AND FIRST SIX-MONTH RESULTS

	Second Quarter				YTD
	2013	2012	Reported Δ%	Excluding M&A Effects Δ%(5)	2013	2012	Reported Δ%	Excluding M&A Effects Δ%(5)
Total Revenues	36,260	36,295	-0.1%	-1.9%	70,852	70,356	0.7%	-1.3%
Gross Profit	17,185	16,702	2.9%		33,250	32,165	3.4%
Operating Income	5,142	4,714	9.1%	7.6%	9,301	9,093	2.3%	0.5%
Net Income Attributable to Equity Holders of the Company	2,807	2,713	3.5%		5,280	5,393	-2.1%
Operative cash flow(1)	6,675	6,309	5.8%	4.2%	12,570	12,069	4.2%	2.3%

Net Debt (2)	17,851	6,680	167.2%

Net Debt / Operative cash flow (3)	0.64	0.24
Operative cash flow/ Interest Expense, net (3)	15.66	18.70
Earnings per Share(3)	6.38	5.61
Capitalization (4)	27.4%	23.1%
Expressed in millions of Mexican pesos.
(1) Operative cash flow = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.
See reconciliation table on page 8 except for Earnings per Share
(2) Net Debt = Total Debt - Cash
(3) LTM figures
(4) Total debt / (long-term debt + equity)
(5) Excluding M&A effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures.

We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

      Reported total revenues reached Ps. 36,260 million in the second quarter of 2013, remaining flat as compared to the second quarter of 2012, mainly as a result of a 6.3% revenue growth in our Mexico & Central America division which compensated for a negative translation effect resulting from the devaluation of the currencies in our South America division. On a currency neutral basis and excluding the non-comparable effect of Grupo Fomento Queretano and Grupo Yoli in Mexico, total revenues grew 12.7%.

      Reported consolidated operating income reached Ps. 5,142 million for the second quarter of 2013, representing an increase of 9.1%. Our reported operating margin reached 14.2% in the second quarter of 2013, an expansion of 120 basis points.

      Reported consolidated net income attributable to equity holders of the company was Ps. 2,807 million in the second quarter of 2013.

Mexico City (July 24, 2013), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler in the world, announces results for the second quarter of 2013.

"Amid a continued challenging consumer environment and increased exchange rate volatility, our operators delivered solid currency-neutral results and consolidated margin expansion, capitalizing on the diversified and balanced geographic footprint we have created over the past decade. We are pleased to enlarge our family of employees through the integration of Grupo Yoli's franchise territories in Mexico and our recently announced agreement to acquire the Fluminense franchise territory in Brazil. The transactions that we have performed underscore our continued commitment to focus on the opportunities arising in the Latin American beverage industry. As we look forward to the second half of the year, we are confident that our company has developed the skills and talent necessary to achieve our business plan and continue to create value for all of our stakeholders," said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

July 24, 2013	Page 1

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

The Company’s Mexico & Central America divisions’ operating results include the non-comparable effect of Grupo Fomento Queretano’s results for the month of April, 2013 and Grupo Yoli’s results for the month of June, 2013.

As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis.

Our reported total revenues reached Ps. 36,260 million in the second quarter of 2013, remaining flat as compared to the second quarter of 2012. Our Mexico & Central America division’s total revenues, including the integration of Grupo Fomento Queretano (“FOQUE”) and Grupo Yoli (“YOLI”) in our Mexican operations,(1) grew 6.3% and compensated for a negative translation effect in our South America division resulting from the devaluation of the Venezuelan bolivar(2), the Argentine peso(2), the Brazilian real(2) and the Colombian peso(2). On a currency neutral basis and excluding the non-comparable effect of FOQUE and YOLI, total revenues grew 12.7%, driven by average price per unit case growth in almost every territory and volume growth mainly in Colombia, Venezuela, Central America and Argentina.

Reported total sales volume increased 3.5% to reach 796.7 million unit cases in the second quarter of 2013 as compared to the same period in 2012. Excluding the non-comparable effect of FOQUE and YOLI in Mexico(1), volumes grew 1.1% reaching 778.7 million unit cases. On the same basis, the still beverage category grew 7.1%, mainly driven by the performance of the Jugos del Valle line of business in Mexico and Colombia, and the continued growth of Powerade  and FUZE Tea. In addition, our sparkling beverage category grew 1% driven by a 2% growth of brand Coca-Cola  and our bottled water category grew 6.6%. These increases compensated for a 2.0% decline in our bulk water business.

Our reported gross profit increased 2.9% to Ps. 17,185 million in the second quarter of 2013, as compared to the second quarter of 2012. Lower sugar prices in our territories in combination with the appreciation of the average exchange rate of the Mexican peso(2), compensated for the depreciation of the average exchange rate of the Venezuelan bolivar(2), the Argentine peso(2), the Brazilian real(2) and the Colombian peso(2) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 47.4%, an expansion of 140 basis points as compared to the second quarter of 2012.

Our reported operating income grew 9.1% to Ps. 5,142 million, recording a margin expansion of 120 basis points to reach an operating margin of 14.2% in the second quarter of 2013. In local currency and excluding the non-comparable effect of FOQUE and YOLI in Mexico(1), operating expenses increased mainly as a result of higher labor and freight costs across the South America division and continued marketing investments across our territories to support our marketplace execution and bolster our returnable packaging base.

During the second quarter of 2013, the other operative expenses, net line registered a net gain of Ps. 24 million as result of certain restructuring charges across our operations that were compensated by a favorable operative currency fluctuation effect on certain of our U.S. dollar-denominated accounts payable in Venezuela.

The share of the profits of associates and joint ventures line recorded a gain of Ps. 130 million, mainly due to equity method gains from our participation in Coca-Cola Bottlers Philippines, Inc., Jugos del Valle in Mexico and Leao Alimentos in Brazil.

Our comprehensive financing result in the second quarter of 2013 recorded an expense of Ps. 1,087 million as compared to an expense of Ps. 478 million in the same period of 2012. This difference was mainly driven by (i) higher interest expense, net as a consequence of a higher debt position and (ii) a foreign exchange loss originated by the quarterly depreciation of the Mexican peso(2) on our US Dollar denominated net debt position.

During the second quarter of 2013, income tax, as a percentage of income before taxes, was 28.4% as compared to 24.2% in the same period of 2012. The lower effective tax rate registered during the second quarter of 2012, resulted from a tax shield related to interests on capital, included in a dividend declared by our Brazilian subsidiary.

Our reported net income attributable to equity holders of the Company reached Ps. 2,807 million in the second quarter of 2013. Earnings per share (EPS) in the second quarter of 2013 were Ps. 1.37 (Ps. 13.70 per ADS) computed on the basis of 2,048.2 million shares(3) (each ADS represents 10 local shares).

(1)     The Company’s Mexico & Central America divisions’ operating results include the non-comparable effect of Grupo Fomento Queretano’s results for the month of April, 2013 and Grupo Yoli’s results for the month of June, 2013

(2)     See page 12 for average and end of period exchange rates for the second quarter of 2013

(3)     According to International Financial Reporting Standards (IFRS), Earnings Per Share is computed on the basis of the weighted-average number of shares outstanding during the period. The weighted average number of shares is calculated based on the number of days within a reporting period that each share was outstanding, divided by the full length of that reporting period

July 24, 2013	Page 2

As of June 30, 2013, we had a cash balance of Ps. 19,929 million, including US$ 68 million denominated in U.S. dollars, a decrease of Ps. 3,305 million compared to December 31, 2012. In May, 2013, we issued Ps. 7,500 million in 10 year Certificados Bursátiles at a fixed rate in Mexican pesos of 5.46%. As of May, 2013 Coca-Cola FEMSA paid the first installment of the 2012 dividend in the amount of Ps. 2,944.3 million.

As of June 30, 2013, total short-term debt was Ps. 7,994 million and long-term debt was Ps. 29,786 million. Total debt increased by Ps. 7,866 million, compared to year end 2012. Net debt increased Ps. 11,171 million compared to year end 2012, mainly as a consequence of the issuance of the Certificados Bursátiles during May of 2013 and the cash outflows related to the acquisitions of Coca-Cola Bottlers Philippines, Inc. and Grupo Yoli, in addition to the payment of the first installment of the 2012 dividend. The Company’s total debt balance includes U.S. dollar-denominated debt in the amount of US$1,102 million.(1)

The weighted average cost of debt for the quarter was 4.9%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of June 30, 2013.

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	54.7%	11.2%
U.S. dollars	38.0%	21.9%
Colombian pesos	4.0%	100.0%
Brazilian reals	0.3%	0.0%
Argentine pesos	3.0%	0.0%

(1)       After giving effect to interest rate swaps

(2)       Calculated by weighting each year’s outstanding debt balance mix

Debt Maturity Profile

Maturity Date	2013	2014	2015	2016	2017	2018+
% of Total Debt	11.7%	15.1%	22.8%	6.7%	0.0%	43.7%

July 24, 2013	Page 3

The Company’s Mexico & Central America divisions’ operating results include the non-comparable effect of Grupo Fomento Queretano’s results for the month of April, 2013 and Grupo Yoli’s results for the month of June, 2013.

As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis.

Reported total revenues from our Mexico and Central America division increased 6.3% to Ps. 18,714 million in the second quarter of 2013, as compared to the same period in 2012, including the integration of Grupo Fomento Queretano (“FOQUE”) and Grupo Yoli (“YOLI”) in our Mexican operations(1). Excluding the non-comparable effect of FOQUE and YOLI in Mexico(1), total revenues increased 2.6%. On a currency neutral basis and excluding FOQUE and YOLI in Mexico, total revenues increased 3.7%.

Reported total sales volume increased 3.8% to 523.4 million unit cases in the second quarter of 2013, as compared to the second quarter of 2012. Excluding the non-comparable effect of FOQUE and YOLI in Mexico(1), volumes remained flat as compared with the second quarter of 2012. On the same basis, still beverages grew 6.0% mainly driven by the Jugos del Valle line of products in Mexico and the performance of Powerade  and FUZE Tea in the division. Our bottled water portfolio grew 5.8%, while our sparkling beverage category remained flat supported by a 1% growth of brand Coca-Cola. These increases compensated for a 3.2% decline in the bulk water business.

Our reported gross profit increased 11.3% to Ps. 9,307 million in the second quarter of 2013 as compared to the same period in 2012. Reported cost of goods sold increased 1.7%. Reported gross margin reached 49.7% in the second quarter of 2013, an expansion of 220 basis points as compared with the same period of the previous year, as a result of lower sugar prices in the division in combination with the average appreciation of the Mexican peso(2) as applied to our U.S. dollar-denominated raw material costs.

Reported operating income(3) increased 26.2% to Ps. 3,352 million in the second quarter of 2013, compared to Ps. 2,656 million in the same period of 2012. Our reported operating margin was 17.9% in the second quarter of 2013, as compared with 15.1% in the same period of 2012, an expansion of 280 basis points. Excluding the non-comparable effect of FOQUE and YOLI in Mexico(1), operating income increased 23.6%. On the same basis, operating expenses included continued marketing investments across our territories to support our marketplace execution and bolster our returnable packaging base.

The share of the profits of associates and joint ventures line recorded a gain of Ps. 128 million, mainly due to equity method gains from our participation in Coca-Cola Bottlers Philippines, Inc. and Jugos del Valle in Mexico.

(1)     The Company’s Mexico & Central America divisions’ operating results include the non-comparable effect of Grupo Fomento Queretano’s results for the month of April, 2013 and Grupo Yoli’s results for the month of June, 2013

(2)     See page 12 for average and end of period exchange rates for the second quarter of 2013

(3)     For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola Bottlers Philippines, Inc., are included in the results of the Mexico and Central America division

July 24, 2013	Page 4

Volume and average price per unit case exclude beer results.

Reported total revenues were Ps. 17,546 million in the second quarter of 2013, a decrease of 6.1% as compared to the same period of 2012, as a result of the negative translation effect of the devaluation of the Venezuelan bolivar(1), the Argentine peso(1), the Brazilian real(1) and the Colombian peso(1). Excluding beer, which accounted for Ps. 815 million during the quarter, revenues decreased 5.6% to Ps. 16,731 million. On a currency neutral basis, total revenues increased 21.3%, mainly as a result of average price per unit case growth in Venezuela, Argentina and Brazil; and volume growth in Colombia, Venezuela and Argentina.

Reported total sales volume in our South America division increased 2.9% to 273.3 million unit cases in the second quarter of 2013 as compared to the same period of 2012, driven by volume growth in Colombia, Venezuela and Argentina that compensated for a decline in volume in Brazil. Our sparkling beverage category grew 1.8%, driven by a 4% growth in brand Coca-Cola. The still beverage category grew 9.4%, mainly driven by the performance of the Jugos del Valle line of business in Colombia. Our water portfolio, including bulk water, grew 9.1%.

Reported gross profit reached Ps. 7,878 million, a 5.6% decline in the second quarter of 2013, as compared to the same period of 2012, as a result of the negative translation effect of the devaluation of this division’s currencies. Reported cost of goods sold decreased 6.5%. In local currency, lower cost of sweeteners across the division and lower cost of PET in Brazil and Argentina compensated for the depreciation of the average exchange rate of the Venezuelan bolivar(1), the Argentine peso(1), the Brazilian real(1) and the Colombian peso(1) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 44.9% in the second quarter of 2013, an expansion of 20 basis points as compared to the same period of 2012.

Our reported operating income decreased 13.0% to Ps. 1,790 million in the second quarter of 2013, compared to the same period of 2012, as a result of the negative translation effect of the devaluation of this division’s currencies. Reported operating expenses decreased 2.4% in the second quarter of 2013.  In local currency, operating expenses increased mainly as a result of higher labor and freight costs in the division and continued marketing investments to support our marketplace execution and bolster our returnable packaging base.

During the second quarter of 2013, the other operative expenses, net line registered a gain of Ps. 39 million as a consequence of a favorable operative currency fluctuation effect on certain of our U.S. dollar-denominated accounts payable in Venezuela, net of certain restructuring charges across our operations.

(1)     See page 12 for average and end of period exchange rates for the second quarter of 2013

July 24, 2013	Page 5

The Company’s Mexico & Central America divisions’ operating results include the non-comparable effect of Grupo Fomento Queretano’s results for the months of January, 2013 through April, 2013 and Grupo Yoli’s results for the month of June, 2013.

As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis.

Our consolidated total revenues grew 0.7% to Ps. 70,852 million in the first six months of 2013, as compared to the same period of 2012. High single-digit revenue growth in our Mexico & Central America Division, including the integration of FOQUE and YOLI in our Mexican operations,(1) compensated for a negative translation effect in our South America division resulting from the devaluation of the Venezuelan bolivar(2), the Argentine peso(2), the Brazilian real(2) and the Colombian peso(2). On a currency neutral basis and excluding the non-comparable effect of FOQUE and YOLI, total revenues grew 13.3%, in the first half of 2013.

Total sales volume increased 3.7% to 1,527.3 million unit cases in the first six months of 2013, as compared to the same period in 2012. Excluding the non-comparable effect of FOQUE and YOLI in Mexico, volumes grew 0.8% to 1,484.6 million unit cases. On the same basis, the still beverage category grew 7.5%, mainly driven by the performance of the Jugos del Valle line of business in Mexico, Venezuela and Colombia and the continued growth of Powerade  and FUZE Tea. In addition, our bottled water category grew 5.5% and our sparkling beverage category remained flat. These increases compensated for a 2.4% decline in our bulk water business.

Our gross profit increased 3.4% to Ps. 33,250 million in the first six months of 2013, as compared to the same period of 2012. Lower sugar prices in most of our territories in combination with the appreciation of the average exchange rate of the Mexican peso(2), compensated for the depreciation of the average exchange rate of the Venezuelan bolivar(2), the Argentine peso(2), the Brazilian real(2) and the Colombian peso(2) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 46.9%, an expansion of 120 basis points as compared to the first six months of 2012.

Our consolidated operating income increased 2.3% to Ps. 9,301 million, recording a margin expansion of 20 basis points to reach an operating margin of 13.1% in the first six months of 2013. In local currency and excluding the non-comparable effect of FOQUE and YOLI in Mexico(1), operating expenses increased mainly as a result of (i) higher labor and freight costs in our South America division and (ii) continued marketing investments to support our marketplace execution and bolster our returnable packaging base.

During the first half of 2013, the other operative expenses, net line registered an expense of Ps. 227 million mainly due to (i) the effect of the devaluation of the Venezuelan bolivar(2) on our U.S. dollar-denominated accounts payable in that operation and (ii) certain restructuring expenses across our operations, including those registered in the recently merged franchises, which results are now fully comparable.

The share of the profits of associates and joint ventures line recorded a gain of Ps. 148 million, mainly due to equity method gains from our participation in Coca-Cola Bottlers Philippines, Inc., Jugos del Valle in Mexico and Leao Alimentos in Brazil.

Our reported net income attributable to equity holders of the Company reached Ps. 5,280 million in the first six months of 2013 as compared to the same period of 2012. Earnings per share (EPS) in the first six months of 2013 were Ps. 2.59 (Ps. 25.89 per ADS) computed on the basis of 2,039.4 million shares(3) outstanding (each ADS represents 10 local shares).

(1)     The Company’s Mexico & Central America divisions’ operating results include the non-comparable effect of Grupo Fomento Queretano’s results for the months of January, 2013 through April, 2013 and Grupo Yoli’s results for the month of June, 2013

(2)     See page 12 for average and end of period exchange rates for the second quarter and first six months of 2013

(3)     According to International Financial Reporting Standards (IFRS), Earnings Per Share is computed on the basis of the weighted-average number of shares outstanding during the period. The weighted average number of shares is calculated based on the number of days within a reporting period that each share was outstanding, divided by the full length of that reporting period

July 24, 2013	Page 6

RECENT DEVELOPMENTS

      As of May, 2013 Coca-Cola FEMSA paid the first installment of the 2012 dividend in the amount of Ps. 2,944.3 million, representing an amount of Ps. 1.45 per share.

      On May 22, 2013, Coca-Cola FEMSA issued Ps. 7,500 million in a 10 year bond at a fixed rate in Mexican pesos of 5.46%.

      On June 28, 2013, Coca-Cola FEMSA announced that it had reached an agreement to acquire 100% of Companhia Fluminense de Refrigerantes (“Companhia Fluminense”) in an all-cash transaction of US$ 448 million. During the last twelve months ended March 31, 2013, Companhia Fluminense sold 56.6 million unit cases of beverages, including beer, generating approximately US$ 232 million in net revenues and an estimated pro-forma consolidated EBITDA of US$ 40 million.

CONFERENCE CALL INFORMATION

Our second-quarter 2013 Conference Call will be held on July 24, 2013, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 888-430-8691 or International: 719-457-2627. Participant passcode: 2263062. Alternatively, participants can log into www.coca-colafemsa.com  for a live audio webcast of the conference call.

If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 62 bottling facilities and serves 317 million consumers through close to 2,700,000 retailers with more than 100,000 employees worldwide.

❖ ❖ ❖

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

❖ ❖ ❖

(5 pages of tables to follow)

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements. This filing is available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF).

July 24, 2013	Page 7

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)
As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis

	2Q 13	% Rev	2Q 12	% Rev	Reported Δ%	Excluding M&A Effects Δ%(5)	YTD 13	% Rev	YTD 12	% Rev	Reported Δ%	Excluding M&A Effects Δ%(5)
Volume (million unit cases) (2)	796.7		770.0		3.5%	1.1%	1,527.3		1,473.1		3.7%	0.8%
Average price per unit case (2)	44.27		45.66		-3.0%	-2.6%	45.04		46.16		-2.4%	-1.6%
Net revenues	36,088		36,119		-0.1%		70,461		69,934		0.8%
Other operating revenues	172		176		-2.3%		391		422		-7.3%
Total revenues	36,260	100%	36,295	100%	-0.1%	-1.9%	70,852	100%	70,356	100%	0.7%	-1.3%
Cost of goods sold	19,075	52.6%	19,593	54.0%	-2.6%		37,602	53.1%	38,191	54.3%	-1.5%
Gross profit	17,185	47.4%	16,702	46.0%	2.9%		33,250	46.9%	32,165	45.7%	3.4%
Operating expenses	12,197	33.6%	11,937	32.9%	2.2%		23,870	33.7%	23,083	32.8%	3.4%
Other operative (income) expenses, net	(24)	-0.1%	41	0.1%	-158.5%		227	0.3%	8	0.0%	2,737.5%
Share of the (profit) loss of associates and joint ventures accounted	(130)	-0.4%	10	0.0%	-1,400.0%		(148)	-0.2%	(19)	0.0%	678.9%
for using the equity method (6)
Operating income (3)	5,142	14.2%	4,714	13.0%	9.1%	7.6%	9,301	13.1%	9,093	12.9%	2.3%	0.5%
Other non operative expenses, net	84		469		-82.1%		117		500		-76.6%
Interest expense	675		433		55.9%		1,192		920		29.6%
Interest income	112		96		16.7%		217		202		7.4%
Interest expense, net	563		337		67.1%		975		718		35.8%
Foreign exchange loss (gain)	391		127		207.9%		157		(75)		-309.3%
Loss (gain) on monetary position in Inflationary subsidiries	166		(6)		-2,866.7%		202		(15)		-1,446.7%
Market value (gain) loss on ineffective portion of
derivative instruments	(33)		20		-265.0%		14		(12)		-216.7%
Comprehensive financing result	1,087		478		127.4%		1,348		616		118.8%
Income before income taxes	3,971		3,767		5.4%		7,836		7,977		-1.8%
Income taxes	1,128		913		23.5%		2,438		2,332		4.5%
Consolidated net income	2,843		2,854		-0.4%		5,398		5,645		-4.4%
Net income attributable to equity holders of the Company	2,807	7.7%	2,713	7.5%	3.5%		5,280	7.5%	5,393	7.7%	-2.1%
Non-controlling interest	36		141		-74.5%		118		252		-53.2%

Operating income (3)	5,142	14.2%	4,714	13.0%	9.1%	7.6%	9,301	13.1%	9,093	12.9%	2.3%	0.5%
Depreciation	1,513		1,230		23.0%		2,948		2,444		20.6%
Amortization and other operative non-cash charges	20		365		-94.5%		321		532		-39.7%
Operative cash flow (3)(4)	6,675	18.4%	6,309	17.4%	5.8%	4.2%	12,570	17.7%	12,069	17.2%	4.2%	2.3%

(1) Except volume and average price per unit case figures
(2) Sales volume and average price per unit case exclude beer results
(3) The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader

(4) Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges As of May 2013, Grupo Fomento Queretano completed a twelve month period since its integration. Consequently its results are included in Mexico on an organic basis for financial information purposes for the months of May and June of 2013 (the month of April 2013 is not comparable) As of June 2013, we integrated Grupo Yoli in our Mexican Operations (the month of June 2013 is not comparable)

(5) Excluding M&A effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability

(6) As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. Through the equity method on an estimated basis in this line

July 24, 2013	Page 8

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.

Assets		Jun 13		Dec 12
Current Assets
Cash, cash equivalents and marketable securities	Ps.	19,929	Ps.	23,234
Total accounts receivable		6,613		9,329
Inventories		7,886		8,103
Other current assets		7,136		5,231
Total current assets		41,564		45,897
Property, plant and equipment
Property, plant and equipment		72,311		71,652
Accumulated depreciation		(29,984)		(29,135)
Total property, plant and equipment, net		42,327		42,517
Other non-current assets		94,766		77,689
Total Assets	Ps.	178,657	Ps.	166,103

Liabilities and Equity		Jun 13		Dec 12
Current Liabilities
Short-term bank loans and notes	Ps.	7,994	Ps.	5,139
Suppliers		12,293		14,221
Other current liabilities		13,408		10,190
Total Current Liabilities		33,695		29,550
Long-term bank loans		29,786		24,775
Other long-term liabilities		6,864		6,950
Total Liabilities		70,345		61,275
Equity
Non-controlling interest		3,058		3,179
Total controlling interest		105,254		101,649
Total equity (1)		108,312		104,828
Total Liabilities and Equity	Ps.	178,657	Ps.	166,103

(1) Includes the effect of the devaluation of the Venezuelan bolivar as of February 13, 2013. For more detailed information, please refer to the notes to the financial statements published in our filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV).

July 24, 2013	Page 9

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)

	2Q 13	% Rev	2Q 12	% Rev	Reported Δ%	Excluding M&A Effects Δ%(4)	YTD 13	% Rev	YTD 12	% Rev	Reported Δ%	Excluding M&A Effects Δ%(4)
Volume (million unit cases)	523.4		504.3		3.8%	0.2%	959.6		916.8		4.7%	0.0%
Average price per unit case	35.60		34.71		2.5%	2.5%	35.69		34.77		2.7%	3.1%
Net revenues	18,631		17,507		6.4%		34,251		31,873		7.5%
Other operating revenues	83		106		-21.7%		164		213		-23.0%
Total revenues	18,714	100.0%	17,613	100.0%	6.3%	2.6%	34,415	100.0%	32,086	100.0%	7.3%	2.9%
Cost of goods sold	9,407	50.3%	9,254	52.5%	1.7%		17,453	50.7%	16,934	52.8%	3.1%
Gross profit	9,307	49.7%	8,359	47.5%	11.3%		16,962	49.3%	15,152	47.2%	11.9%
Operating expenses	6,068	32.4%	5,657	32.1%	7.3%		11,403	33.1%	10,578	33.0%	7.8%
Other operative (income) expenses, net	15	0.1%	49	0.3%	-69.4%		86	0.2%	31	0.1%	177.4%
Share of the (profit) loss of associates and joint ventures accounted	(128)	-0.7%	(3)	0.0%	4,166.7%		(135)	-0.4%	6	0.0%	-2,350.0%
for using the equity method (5)
Operating income (2)	3,352	17.9%	2,656	15.1%	26.2%	23.6%	5,608	16.3%	4,537	14.1%	23.6%	20.0%
Depreciation, amortization & other operative non-cash charges	818	4.4%	851	4.8%	-3.9%		1,643	4.8%	1,487	4.6%	10.5%
Operative cash flow (2)(3)	4,170	22.3%	3,507	19.9%	18.9%	16.0%	7,251	21.1%	6,024	18.8%	20.4%	16.6%

(1) Except volume and average price per unit case figures.
(2) The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader.

(3) Operative cash flow = Operating Income + Depreciation, amortization & other operative non-cash charges.
As of May 2013, Grupo Fomento Queretano completed a twelve month period since its integration. Consequently its results are included in Mexico on an organic basis for financial information purposes for the months of May and June of 2013 (the month of April 2013 is not comparable)

(4) Excluding M&A effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

(5) As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis in this line

South America Division
Expressed in millions of Mexican pesos(1)

	2Q 13	% Rev	2Q 12	% Rev	Δ%		YTD 13	% Rev	YTD 12	% Rev	Δ%
Volume (million unit cases)(2)	273.3		265.7		2.8%		567.7		556.3		2.0%
Average price per unit case (2)	60.89		66.42		-8.3%		60.85		64.92		-6.3%
Net revenues	17,457		18,612		-6.2%		36,210		38,061		-4.9%
Other operating revenues	89		70		27.1%		227		209		8.6%
Total revenues	17,546	100.0%	18,682	100.0%	-6.1%		36,437	100.0%	38,270	100.0%	-4.8%
Cost of goods sold	9,668	55.1%	10,339	55.3%	-6.5%		20,149	55.3%	21,257	55.5%	-5.2%
Gross profit	7,878	44.9%	8,343	44.7%	-5.6%		16,288	44.7%	17,013	44.5%	-4.3%
Operating expenses	6,129	34.9%	6,280	33.6%	-2.4%		12,467	34.2%	12,505	32.7%	-0.3%
Other operative (income) expenses, net	(39)	-0.2%	(7)	0.0%	457.1%		141	0.4%	(22)	-0.1%	-740.9%
Share of the (profit) loss of associates and joint ventures accounted	(2)	0.0%	12	0.1%	-116.7%		(13)	0.0%	(26)	-0.1%	-50.0%
for using the equity method
Operating income (3)	1,790	10.2%	2,058	11.0%	-13.0%		3,693	10.1%	4,556	11.9%	-18.9%
Depreciation, amortization & other operative non-cash charges	715	4.1%	744	4.0%	-3.9%		1,626	4.5%	1,489	3.9%	9.2%
Operative cash flow (3)(4)	2,505	14.3%	2,802	15.0%	-10.6%		5,319	14.6%	6,045	15.8%	-12.0%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(4) Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges.

July 24, 2013	Page 10

SELECTED INFORMATION

For the three months ended June 30, 2013 and 2012
Expressed in millions of Mexican pesos.

					2Q 13					2Q 12
	Capex				2,347.3	Capex				1,968.6
	Depreciation				1,513.0	Depreciation				1,230.0
	Amortization & Other non-cash charges				20.0	Amortization & Other non-cash charges				365.0

VOLUME
Expressed in million unit cases

	2Q 13					2Q 12
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	342.5	28.2	87.4	25.8	483.9	330.8	25.2	86.6	24.0	466.6
Central America	33.1	2.1	0.1	4.2	39.5	32.1	1.9	0.1	3.6	37.7
Mexico & Central America	375.6	30.3	87.5	30.0	523.4	362.9	27.1	86.7	27.6	504.3
Colombia	47.9	5.6	7.3	5.2	66.0	44.9	5.1	6.5	4.0	60.5
Venezuela	47.1	2.5	0.7	3.3	53.6	43.1	2.2	0.5	3.4	49.2
Brazil	94.1	5.0	0.6	5.6	105.3	97.7	5.3	0.6	5.6	109.2
Argentina	42.8	3.3	0.1	2.2	48.4	42.1	2.6	0.2	1.9	46.8
South America	231.9	16.4	8.7	16.3	273.3	227.8	15.2	7.8	14.9	265.7
Total	607.5	46.7	96.2	46.3	796.7	590.7	42.3	94.5	42.5	770.0
(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in presentations larger than 5.0 Lt; includes flavored water

Volume of Mexico, the Mexico & Central America division, and Consolidated for the second quarter 2013 results includes the non-comparable results of Grupo Fomento Queretano for the month of April, 2013 and Grupo Yoli for the month of June, 2013, accounting for 18.0 million unit cases, of which 66.7% is Sparkling Beverages, 9.0% is Water, 20.0% is Bulk Water and 4.3% is Still Beverages.

SELECTED INFORMATION

For the six months ended June 30, 2013 and 2012
Expressed in millions of Mexican pesos.

					YTD 13					YTD 12
	Capex				4,591.3	Capex				3,243.3
	Depreciation				2,948.0	Depreciation				2,444.0
	Amortization & Other non-cash charges				321.0	Amortization & Other non-cash charges				532.0

VOLUME
Expressed in million unit cases

	YTD 13					YTD 12
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	625.7	49.5	159.6	47.7	882.5	599.6	44.8	153.7	44.0	842.1
Central America	64.4	4.3	0.2	8.2	77.1	63.6	3.9	0.2	7.0	74.7
Mexico & Central America	690.1	53.8	159.8	55.9	959.6	663.2	48.7	153.9	51.0	916.8
Colombia	95.1	11.0	14.7	9.6	130.4	89.5	10.2	13.3	8.0	121.0
Venezuela	94.3	5.2	1.4	7.2	108.1	87.0	4.1	0.9	6.1	98.1
Brazil	197.8	11.5	1.6	11.7	222.6	205.9	12.2	1.5	11.5	231.1
Argentina	94.4	7.5	0.2	4.5	106.6	94.9	6.4	0.4	4.4	106.1
South America	481.6	35.2	17.9	33.0	567.7	477.3	32.9	16.1	30.0	556.3
Total	1,171.7	89.0	177.7	88.9	1,527.3	1,140.5	81.6	170.0	81.0	1,473.1
(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in presentations larger than 5.0 Lt; includes flavored water

Volume of Mexico, the Mexico & Central America division, and Consolidated for the first six months of 2013 results includes the non-comparable results of Grupo Fomento Queretano for the months of January, 2013 through April, 2013 and Grupo Yoli for the month of June, 2013, accounting for 42.7 million unit cases, of which 61.5% is Sparkling Beverages, 6.8% is Water, 27.4% is Bulk Water and 4.3% is Still Beverages.

July 24, 2013	Page 11

June 2013
Macroeconomic Information

	LTM	Inflation (1) 2Q 2013	YTD

Mexico	4.09%	-0.33%	1.30%
Colombia	2.16%	0.77%	1.73%
Venezuela	39.61%	15.84%	24.99%
Brazil	6.70%	1.18%	3.15%
Argentina	10.46%	2.27%	4.69%

(1) Source: inflation is published by the Central Bank of each country.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			YTD Exchange Rate (local currency per USD)
	2Q 13	2Q 12	Δ%	YTD 13	YTD 12	Δ%

Mexico	12.4684	13.5134	-7.7%	12.5639	13.2649	-5.3%
Guatemala	7.8004	7.7903	0.1%	7.8209	7.7828	0.5%
Nicaragua	24.5682	23.4003	5.0%	24.4205	23.2592	5.0%
Costa Rica	504.5097	508.9305	-0.9%	505.2865	512.1133	-1.3%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	1,863.1919	1,786.9930	4.3%	1,826.8259	1,793.8324	1.8%
Venezuela	6.3000	4.3000	46.5%	5.8238	4.3000	35.4%
Brazil	2.0700	1.9633	5.4%	2.0329	1.8656	9.0%
Argentina	5.2417	4.4487	17.8%	5.1281	4.3949	16.7%

End of Period Exchange Rates

	Exchange Rate (local currency per USD)			Exchange Rate (local currency per USD)
	Jun 13	Jun 12	Δ%	Mar 13	Mar 12	Δ%

Mexico	13.0235	13.6530	-4.6%	12.3546	12.8489	-3.8%
Guatemala	7.8330	7.8461	-0.2%	7.7774	7.6919	1.1%
Nicaragua	24.7163	23.5409	5.0%	24.4175	23.2571	5.0%
Costa Rica	504.5300	503.8500	0.1%	504.6500	513.5800	-1.7%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	1,929.0000	1,784.6000	8.1%	1,832.2000	1,784.6600	2.7%
Venezuela	6.3000	4.3000	46.5%	6.3000	4.3000	46.5%
Brazil	2.2156	2.0213	9.6%	2.0138	1.8221	10.5%
Argentina	5.3880	4.5270	19.0%	5.1220	4.3790	17.0%

July 24, 2013	Page 12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: July 24, 2013